EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

SUPPL

July 8, 2004

04035449

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

Shannon M. Ross
Corporate Secretary

dlw 7/14

Enclosures

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold's Annual General Meeting – dated June 22, 2004

Correspondence with Securities Commission(s)

2. Report on the Securities distributed in Quebec– dated June 8, 2004

// EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

June 22, 2004

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

EMGOLD'S ANNUAL GENERAL MEETING

Emgold Mining Corporation (EMR-TSX Venture Exchange) is pleased to announce the results of its Annual General Meeting held in Vancouver on June 16, 2004. All resolutions were passed including the election of six directors to the Board. The Board of Directors for the next year are Joel D. Schneyer, John King Burns, Sargent H. Berner, Ross Guenther, William J. Witte, and Frank A. Lang. Upon completion of the formal proceedings of the meeting, a presentation was given outlining the activities of the past 5 quarters and the Company's plans for the future. The Company's plans include further exploration of the Stewart, Rozan and Jazz Properties in British Columbia, exploration, permitting and feasibility work on the Idaho-Maryland Mine in Grass Valley, California and the further development and commercialization of the Ceramext™ Process for producing high quality ceramic building materials. The presentation is available for viewing on the Company's website at www.emgold.com.

Subsequent to the Annual General Meeting, the Board of Directors met and elected the following officers and board positions: President and CEO, William J. Witte, P. Eng.; Chief Financial Officer and Corporate Secretary, Shannon Ross, CA; Vice President of Project Development, Ian Chang, P. Eng.; Vice President of Exploration, Art Troup, P. Eng. John King Burns was elected to the position of Lead Director and Frank A. Lang was reappointed as non-executive Chairman. Board Committees were restructured and include the Audit Committee (Joel Schneyer, Chair), Corporate Governance and Compensation Committee (Sargent Berner, Chair) and the Environmental, Health and Safety Committee (William Witte, Chair).

Emgold has granted 150,000 share purchase options to a director, exercisable for a ten-year period at a price of $1.00 per share, with an expiry date of June 16, 2014. The stock options were granted under the provisions the Company's Stock Option Plan approved by shareholders on June 18, 2003.

William J. Witte, P.Eng.,
President and Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: 604-662-4547
Toll Free: 1-877-642-6200

EMGOLD MINING CORPORATION EMR-TSX VENTURE
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

June 8, 2004

VIA SEDAR

To: Autorité des marchés financiers

Dear Sirs/Mesdames:

Emgold Mining Corporation – (the "Company")
Report on the securities distributed in Quebec under the exemptions prescribed by section 52

This letter is in accordance with section 114 of the Regulations.

We hereby advise that the Company made no distribution of securities in Quebec under the exceptions prescribed by section 52 for its financial years ended December 31, 2003.

Yours truly,

(signed)
Rodrigo A. Romo
Paralegal
for **Emgold Mining Corporation**